

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

May 1, 2009

VIA U.S. MAIL

Mr. Robert M. O'Connor
Chief Financial Officer and Principal Accounting Officer
Escalon Medical Corp.
435 Devon Park Drive, Building 100
Wayne, PA 19087

> **RE:** **Escalon Medical Corp.**
> **Form 10-K for the year ended June 30, 2008**
> **Filed September 29, 2008**
> **File No. 000-20127**

Dear Mr. O'Connor:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Brian Cascio
Accounting Branch Chief